FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/s/ Louis T. Hsieh
Name:	Louis T. Hsieh
Title:	Chief Financial Officer

Date: October 17, 2006

Exhibit 99.1

New Oriental Announces Results for the Fiscal Quarter Ended August 31, 2006

Beijing, October 17, 2006 – New Oriental Education and Technology Group Inc. (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fiscal quarter ended August 31, 2006, which is the first quarter for New Oriental’s fiscal year 20071.

Highlights for the Fiscal Quarter Ended August 31, 2006

•	Total net revenues increased by 31.4% year-over-year to RMB429.3 million (US$54.0 million) from RMB326.8 million in the first quarter of fiscal year 2006.

•	Net income increased by 100.8% year-over-year to RMB165.1 million (US$20.8 million) from RMB82.2 million in the first quarter of fiscal year 2006, and net income excluding share-based compensation expenses (non-GAAP) increased by 57.5% year-over-year to RMB170.7 million (US$21.5 million).

•	Basic and diluted earnings per ADS were RMB6.60 (US$0.83) and RMB5.84 (US$0.73), respectively. Excluding share-based compensation expenses (non-GAAP), basic and diluted earnings per ADS were RMB6.83 (US$0.86) and RMB6.04 (US$0.76), respectively. Each ADS represents four common shares.

•	Total student enrollments in language training and test preparation courses increased by 25.9% year-over-year to approximately 337,400 from approximately 268,000 in the first quarter of fiscal year 2006.

•	Opened 7 new schools in the fiscal quarter bringing the total number of schools and learning centers to 32 and 115 (including the 32 schools), respectively, as of August 31, 2006, up from 25 schools and 111 learning centers (including the 25 schools) as of May 31, 2006, respectively.

“We are very pleased with the results of the first quarter of our fiscal year 2007,” said New Oriental’s Chairman and Chief Executive Officer, Mr. Michael Yu. “We saw strong growth in our student enrollment as we continued to leverage our highly recognized brand name, leading market position and unparalleled national network to provide innovative and inspirational instruction to a growing student base of all ages in China.”

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.9538 to US$1.00, the effective noon buying rate as of August 31, 2006 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

New Oriental’s Chief Financial Officer, Mr. Louis T. Hsieh, added, “Our recent successful NYSE IPO demonstrates investors’ confidence in the long-term prospects of China’s private education market as well as New Oriental’s leading market position.” Mr. Hsieh continued, “Today, New Oriental operates the largest network of private schools and learning centers in China, with locations in 31 cities. In the quarters ahead, we will continue to expand this geographic network, while increasing student enrollments and educational program and service offerings in our existing locations. We are also exploring strategic relationships to help expand our content distribution channels and educational programs and service offerings.”

Mr. Hsieh further noted that the first quarter of the Company’s fiscal year is typically the strongest quarter in terms of revenue and net income as a large number of students take advantage of the summer holiday period to take courses in private schools. For example, in the first fiscal quarter of 2006 (June 1 to August 31, 2005), the Company generated net revenues of RMB326.8 million compared to net revenues of RMB127.2 million in the second fiscal quarter (September 1 to November 30, 2005). In addition, net income for the first fiscal quarter of 2006 was RMB82.2 million compared to a net loss of RMB8.7 million in the second fiscal quarter of 2006.

Financial Results for the Fiscal Quarter Ended August 31, 2006

For the first fiscal quarter of 2007, New Oriental reported net revenues of RMB429.3 million (US$54.0 million), representing a 31.4% increase year-over-year.

Net revenues from educational programs and services for the first fiscal quarter were RMB411.9 million (US$51.8 million), representing a 30.8% increase year-over-year. The growth was mainly driven by the increase in the number of student enrollments in language training and test preparation courses. Total student enrollments in language training and test preparation courses in the first fiscal quarter of 2007 increased by 25.9% year-over-year to approximately 337,400 from approximately 268,000 in the first quarter of fiscal year 2006.

Total operating costs and expenses for the quarter were RMB249.2 million (US$31.3 million), a 7.7% increase year-over-year.

Cost of revenues increased by 21.9% year-over-year to RMB138.6 million (US$17.4 million), primarily due to the increased number of courses offered to a larger student base.

Selling and marketing expenses increased by 61.4% year-over-year to RMB35.7 million (US$4.5 million), primarily due to brand promotion expenses.

General and administrative expenses decreased by 21.7% year-over-year to RMB74.8 million (US$9.4 million), primarily due to lower share-based compensation expenses in the first fiscal quarter of 2007 as compared to the corresponding period last year. Excluding share-based compensation expenses, general and administrative expenses were comparable to the same period of last fiscal year.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, decreased to RMB5.7 million (US$0.7 million) in the first fiscal quarter of 2007 from RMB26.2 million in the first fiscal quarter of 2006.

Operating margin for the quarter was 42.0%, compared to 29.2% in the corresponding period last year. Excluding share-based compensation expenses (non-GAAP), operating margin for the quarter would have been 43.3%, compared to 37.2% in the corresponding period of the prior year. This increase was primarily due to the improved operating efficiency as revenue growth outpaced the growth in operating costs and expenses.

Net income for the quarter was RMB165.1 million (US$20.8 million), representing a 100.8% increase from the first fiscal quarter of 2006. Basic and diluted earnings per share amounted to RMB1.65 (US$0.21) and RMB1.46 (US$0.18), respectively, and basic and diluted earnings per ADS were RMB6.60 (US$0.83) and RMB5.84 (US$0.73), respectively.

Net income excluding share-based compensation expenses (non-GAAP) was RMB170.7 million (US$21.5 million). Basic and diluted earnings per share excluding share-based compensation expenses (non-GAAP) were RMB1.71 (US$0.21) and RMB1.51 (US$0.19), respectively, and basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) were RMB6.83 (US$0.86) and RMB6.04 (US$0.76), respectively.

Capital expenditures for the quarter were RMB32.3 million (US$4.1 million).

As of August 31, 2006, New Oriental had cash and cash equivalents of RMB294.9 million (US$37.1 million). Net operating cash flow for the first quarter of fiscal year 2007 was RMB139.3 million (US$17.5 million).

Outlook for Fiscal Second Quarter 2007

New Oriental expects its total net revenues in the second quarter of fiscal year 2007 (September 1 to November 30, 2006) to be in the range of RMB148 million (US$18.6 million) to RMB158 million (US$19.9 million), representing year-over-year growth in the range of 16.5% to 24.4%, respectively. This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

The Company notes that due to seasonality of the Chinese education market, the second quarter is normally the slowest period of the fiscal year, with revenues typically significantly below those of the first quarter.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on October 17, 2006 U.S. Eastern Daylight Time (8 PM on October 17, 2006 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US: 1 617 213 8066

Hong Kong: 852 3002 1672

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental earnings call”.

Additionally, a live and archived webcast of this conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents four common shares, currently trade on the New York Stock Exchange under the symbol “EDU.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for second quarter of fiscal year 2007 and quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; and Chinese governmental policies relating to private educational services and providers of such services. Further information regarding these and other risks is included in our registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of October 17, 2006, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: operating margin excluding share-based compensation expenses, net income excluding share-based compensation expenses and basic and diluted earnings per share and per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income excluding share-based compensation expenses, and basic and diluted earnings per share and per ADS excluding share-based compensation expenses is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel:	+86-10-6260-5566 x8203
Email:	zhaosisi@staff.neworiental.org

Mr. Rory Macpherson

Ogilvy Public Relations Worldwide

Tel:	+86-10-8520-6553
Email:	rory.macpherson@ogilvy.com

In the United States:

Mr. Thomas Smith

Ogilvy Public Relations Worldwide

Tel:	+1-212-880-5269
Email:	thomas.smith@ogilvypr.com

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of August 31 2006		As of May 31 2006
	(Unaudited)		(Audited)
	RMB	USD	RMB
ASSETS:
Current assets:
Cash and cash equivalents	294,948	37,083	261,854
Restricted cash	3,000	377	3,000
Term deposits	1,000	126	—
Accounts receivable, net	1,542	194	3,035
Inventory	43,174	5,428	36,418
Prepaid expenses and other current assets	42,974	5,403	35,655

Total current assets	386,638	48,611	339,962

Property, plant and equipment, net	712,312	89,556	706,565
Land use right, net	25,318	3,183	25,456
Deposit for acquiring property and equipment	—	—	1,175
Amounts due from related parties	2,691	338	8,527
Deferred tax assets	3,870	487	5,163
Long term prepaid rent	1,038	131	1,077
Trade mark	1,637	206	1,637

Total assets	1,133,504	142,512	1,089,562

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	—	—	35,000
Accounts payable-trade	51,140	6,430	36,183
Accrued expenses and other current liabilities	128,223	16,121	91,596
Dividend payable	—	—	772
Income tax payable	18,413	2,315	9,151
Current portion of long-term debt	42,998	5,406	47,603
Amount due to related parties	162	20	389
Deferred revenue	135,728	17,065	244,524

Total current liabilities	376,664	47,357	465,218

Long-term debt, less current portion	64,445	8,102	102,638

Total long-term liabilities	64,445	8,102	102,638

Minority interest	200	25	200

Total liabilities	441,309	55,484	568,056

SHAREHOLDERS’ EQUITY
Series A convertible preferred shares (US$ 0.01 par value; 11,111,111 shares authorized as of August 31, 2006 and May 31, 2006; 11,111,111 and nil shares issued and outstanding as of August 31, 2006 and May 31, 2006)(liquidation value US$22,500)	920	116	920
Common Shares (US$ 0.01 par value; 150,000,000 shares authorized as of August 31, 2006 and May 31, 2006; 100,000,000 shares issued and outstanding as of August 31, 2006 and May 31, 2006)	8,277	1,041	8,277
Additional paid-in capital	315,208	39,630	309,519
Retained earnings	367,930	46,259	202,871
Accumulated other comprehensive loss	(140)	(18)	(81)

Total shareholders’ equity	692,195	87,028	521,506

Total liabilities and shareholders’ equity	1,133,504	142,512	1,089,562

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended August 31
	2006		2005
	(Unaudited)		(Unaudited)
	RMB	USD	RMB
Net Revenues:
Educational programs and services	411,914	51,788	314,821
Books and others	17,419	2,190	12,021

Total net revenues	429,333	53,978	326,842

Operating costs and expenses (note 1):
Cost of revenues	138,637	17,430	113,773
Selling and marketing	35,732	4,492	22,141
General and administrative	74,790	9,403	95,489

Total operating costs and expenses	249,159	31,325	231,403

Operating income	180,174	22,653	95,439

Other income (expenses),net	(1,917)	(241)	(3,136)
Income tax expense	(13,198)	(1,659)	(17,901)
Minority interest, net of tax	—	—	(12)

Income from continuing operations	165,059	20,753	74,390

Income on discontinued operations	—	—	7,811

Net Income	165,059	20,753	82,201

Net income per share-basic	1.65	0.21	0.82

Net income per share-diluted	1.46	0.18	0.74

Net income per ADS-basic (note 2)	6.60	0.83	3.28

Net income per ADS-diluted (note 2)	5.84	0.73	2.96

Notes:

Note 1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months Ended August 31
	2006		2005
	(Unaudited)		(Unaudited)
	RMB	USD	RMB
Cost of revenues	143	18	65
Selling and marketing	99	12	793
General and administrative	5,447	685	25,367

Note 2: Each ADS represents four common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except share and per ADS amounts)

	For the Three Months Ended August 31
	2006		2005
	(Unaudited)		(Unaudited)
	RMB	USD	RMB
GAAP net income	165,059	20,752	82,201
Share-based compensation expense	5,689	715	26,225
Non-GAAP net income	170,748	21,467	108,426
GAAP net income per ADS – basic (note 1)	6.60	0.83	3.28
GAAP net income per ADS – diluted (note 1)	5.84	0.73	2.96
Non-GAAP net income per ADS – basic (note 1)	6.83	0.86	4.34
Non-GAAP net income per ADS – diluted (note 1)	6.04	0.76	3.90
Shares used in calculated basic net income per ADS (note 1)	100,000,000	100,000,000	100,000,000
Shares used in calculated diluted net income per ADS (note 1)	113,131,319	113,131,319	111,111,111

Note 1: Each ADS represents four common shares.